UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

On May 27, 2026, at 11:00 A.M., Hong Kong Time (May 26, 2026, at 11:00 P.M., Eastern Time), TOP Financial Group Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at its offices at 118 Connaught Road West, Room 1101, Hong Kong. Holders of 20,714,741 class A ordinary shares of a par value of US$0.001 each of the Company (each entitled to one vote per share) and 10,000,000 class B ordinary shares of a par value of US$0.001 each of the Company (each entitled to fifty votes per share) were present in person or by proxy at the Meeting, representing approximately 98.78% of the total voting power attaching to the outstanding ordinary shares of the Company as of the record date of May 6, 2026, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date. All matters voted on at the Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

Proposal One. By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$1,000,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares of a par value of US$0.001, to US$20,000,000.00 divided into 20,000,000,000 ordinary shares of a par value of US$0.001 each comprising (i) 18,000,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and (ii) 2,000,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), by the creation of additional 17,100,000,000 Class A Ordinary Shares and 1,900,000,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”) and to authorize any director of the Company or the registered office provider of the Company to do all other acts and things as the board of directors of the Company (the “Board”) considers necessary or desirable in connection with the Share Capital Increase, including without limitation, notifying and attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

For: 520,283,529.75 Against: 425,160.72 Abstain: 6,049

Proposal Two. By a special resolution, subject to the approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Capital Increase, to approve the amendment and restatement of the second amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”) and the adoption of the third amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A, in substitution for, and to the exclusion of the Current M&A in their entirety, to reflect the Share Capital Increase, with immediate effect (the “Adoption of the Third Amended and Restated M&A”) and to authorize any director of the Company or the registered office provider of the Company to do all other acts and things as the Board considers necessary or desirable in connection with the Adoption of the Third Amended and Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

For: 520,286,095.35 Against: 422,454.12 Abstain: 6,192

Proposal Three. By an ordinary resolution, subsequent to the completion of the Share Capital Increase and the Adoption of the Third Amended and Restated M&A, (a) to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, at a uniform ratio of not less than 1-for-2 and not more than 1-for-20 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion at any time after approval by the shareholders of Proposal Three and prior to the one-year anniversary of the Meeting (the “Share Consolidation”), and to authorize the Board to implement such Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the Meeting; (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined and recommended by the Board in its sole discretion, to authorize the directors of the Company to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve accounts of the Company (including its share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and applying such sum in paying up in full unissued Class A Ordinary Shares and Class B Ordinary Shares to be allotted and issued to shareholders of the Company to round up any fractions of Class A Ordinary Shares and Class B Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, provided that immediately following the date on which proposed capitalization (including but not limited to payment from share premium account) to round up any fractional shares, the Company shall be able to pay its debts as they fall due in the ordinary course of business; and (c) to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing Proposal Three, including but not limited to determining the final Share Consolidation ratio and the effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make all necessary filing(s) with the Registrar of Companies in the Cayman Islands to reflect the Share Consolidation.

For: 520,320,851.75 Against: 387,858.72 Abstain: 6,030

Proposal Four. By a special resolution, subject to and conditional upon Proposal Three being passed, to adopt an amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for, and to the exclusion of, the then effective memorandum and articles of association of the Company, to implement and reflect the Share Consolidation, becoming effective on the effective date of the Share Consolidation as the Board may determine in its sole discretion so long as it is implemented prior to the one-year anniversary of the Meeting, and to authorize the Board or the registered office provider of the Company to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

For: 520,324,079.68 Against: 382,284.79 Abstain: 8,377

Proposal Five. By an ordinary resolution and subject to the then effective memorandum and articles of association of the Company, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One to Four.

For: 520,328,645.68 Against: 376,059.79 Abstain: 9,391

The Company’s third amended and restated memorandum and articles of association, which became effective immediately upon shareholder approval of Proposal Two on May 27, 2026, is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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